EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three months ended March 31, 2023 and 2022

1

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	March 31, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		1,783	1,622
Trade and other receivables		3,554	2,655
Inventory	3	9,270	10,068
Prepaids and deposits		5,056	3,801

		19,663	18,146
Long-term Assets
Intangible assets		14,310	14,273
Property, plant, and equipment	4	22,549	22,613

		56,522	55,032

Current Liabilities
Accounts payable and accrued liabilities		4,921	4,942
Credit facility	5	1,198	628
Current portion of deferred revenue		2,561	2,382
Current portion of provision for warranty cost	6	933	1,585
Current debt facilities	7	6,894	6,587
Current portion of other long-term liabilities		440	449

		16,947	16,573

Long-term Liabilities
Convertible debt	8	2,708	—
Other long-term liabilities		1,401	1,503
Provision for warranty cost	6	67	124

		21,123	18,200

Shareholders’ Equity
Share capital	9	76,807	75,983
Contributed surplus	9	7,286	7,088
Accumulated other comprehensive (loss) income		1,384	1,403
Deficit		(50,078)	(47,642)

		35,399	36,832

		56,522	55,032

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 13)

SUBSEQUENT EVENTS (Note 14)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

2

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Loss

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended March 31, 2023	For the three months ended March 31, 2022
		$	$
Revenue
Vehicle sales	12	1,467	1,702
Other	12	1,182	1,481
		2,649	3,183

Cost of sales	3	(2,176)	(2,973)

Gross profit		473	210

Expenses
Sales and administration		1,913	2,381
Stock-based compensation	9	198	297
Amortization		213	620
Interest and finance costs	7,8	683	587
Fair value movement – convertible debt	8	(92)	—
Foreign exchange gain		(6)	(788)

		2,909	3,097

Net loss		(2,436)	(2,887)

Loss per share
Basic & diluted		(0.05)	(0.08)

Weighted average number of common shares outstanding
Basic & diluted		45,414,367	35,354,694

See accompanying notes to the consolidated financial statements

3

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, In thousands of US dollars)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	$	$

Net loss	(2,436)	(2,887)

Other comprehensive loss Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	(19)	(268)
Total other comprehensive loss	(19)	(268)
Total comprehensive loss	(2,455)	(3,155)

See accompanying notes to the consolidated financial statements

4

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per number of shares)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
			$	$	$	$	$
Balance, January 1, 2022		34,946,379	58,055	6,035	(151)	(29,694)	34,245
Issuance of shares – private placement	9.2 (b)	4,747,000	12,988	—	—	—	12,988
Issuance of shares – options exercised	9.2 (c)	66,661	98	(23)	—	—	75
Share issuance costs		—	(1,015)	—	—	—	(1,015)
Share issuance costs – agent warrants		—	(152)	152			—
Stock-based compensation	9.3-9.4	—	—	297	—	—	297
Other comprehensive loss		—	—	—	(268)	—	(268)
Net loss		—	—	—	—	(2,887)	(2,887)
Balance, March 31, 2022		39,760,040	69,974	6,461	(419)	(32,581)	43,435

Balance, January 1, 2023		44,742,039	75,983	7,088	1,403	(47,642)	36,832
Issuance of shares – private placement	9.2 (a)	925,667	867	—	—	—	867
Share issuance costs	9.2 (a)	—	(43)	—	—	—	(43)
Stock-based compensation	9.3-9.4	—	—	198	—	—	198
Other comprehensive loss		—	—	—	(19)	—	(19)
Net loss		—	—	—	—	(2,436)	(2,436)
Balance, March 31, 2023		45,667,706	76,807	7,286	1,384	(50,078)	35,399

See accompanying notes to the consolidated financial statements

5

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2023	March 31, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(2,436)	(2,887)
Items not involving cash:
Amortization		285	703
Foreign exchange (gain) loss		(32)	102
Interest and finance costs	7,8	683	587
Fair value movement		(92)	—
Stock-based compensation	9	198	297
		(1,394)	(1,198)
Changes in non-cash items:
Trade and other receivables		(3,095)	(3,215)
Inventory	3	794	(6,747)
Prepaids and deposits		(1,261)	(439)
Accounts payable and accrued liabilities		2,333	6,526
Deferred consideration		—	116
Deferred revenue		175	(43)
Warranty provision	6	(710)	62
Taxes paid		(54)	—
Interest paid		(343)	(179)
Cash used in operating activities		(3,555)	(5,117)

INVESTING ACTIVITIES

INVESTING ACTIVITIES
Purchase of intangible assets		(133)	(292)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(211)	(2,520)
Cash used in investing activities		(344)	(1,995)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	867	13,063
Share issuance costs	9	(43)	(1,015)
(Repayments) proceeds of credit facility	5	571	1,734
Proceeds from convertible debt	8	2,939	—
Convertible debt financing fees	8	(158)	—
Repayment of long-term loans		(131)	(61)
Cash provided in financing activities		4,045	13,721
Effect of foreign exchange rate on cash		15	5
Increase in cash and cash equivalents		161	6,614
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		1,783	11,016

See accompanying notes to the consolidated financial statements

6

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at September 30, 2022:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar (Canadian Dollar up to October 5, 2021)
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2023.

b)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 of these interim consolidated financial statements as well as the audited consolidated financial statements for the year ended December 31, 2022.

7

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

3.	INVENTORY

	March 31, 2023	December 31, 2022
	$	$
Finished goods	2,169	3,355
Work in progress - vehicles	5,183	4,785
Parts for resale	1,918	1,928
Total Inventory	9,270	10,068

As at March 31, 2023 and December 31, 2022, work in progress – vehicles consists of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 5.

During the three months ended March 31, 2023, the Company recognized $1,690 as the cost of inventory included as an expense in cost of sales (March 31, 2022: $2,190).

4.	PROPERTY AND EQUIPMENT

During the three months ended March 31, 2023, the Company completed construction and received its certificate of occupancy for its US manufacturing campus in Ferndale, Washington.

5.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the asset-based lending (ABL) facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

During the three months ended March 31, 2023, the terms of the agreement were amended to reduce the ABL facility to C$10M for use with its existing bus orders.

As at March 31, 2023, the Company had drawn $nil on this facility (December 31, 2022: $628). Per the terms of the ABL credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at March 31, 2023, the Company has not borrowed over 75% of its availability.

During the three months ended March 31, 2023, the Company announced it obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The credit facility has an interest rate of prime plus 2% and will be secured by existing assets of the Company.

As at March 31, 2023, the Company had drawn $1,375 on this facility (December 31, 2022: $nil). The Company also recorded $177 in deferred financing fees against the carrying value of the debt for a net balance at March 31, 2023 of $1,198. Per the terms of the VMC 1200 truck facility, the Company must maintain minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) target and certain production targets.

As at March 31, 2023, the Company is in compliance with all covenants.

8

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

6.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the three months ended March 31, 2023, the Company recorded warranty expense of $49

(March 31, 2022 - $42) as part of its cost of sales in connection with sales completed during the three months. During the three months ended March 31, 2023, $150 of warranty costs (March 31, 2022 - $244) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2021	1,669

Additions	499
Warranty claims applied	(841)
Change in estimate of warranty provision	421
Change in foreign exchange	(39)
Balance at December 31, 2022	1,709
Additions	49
Warranty claims applied	(150)
Change in estimate of warranty provision	(621)
Change in foreign exchange	13
Balance at March 31, 2023	1,000
Less: Current portion	933
Long-term portion of warranty provision	67

7.	CURRENT DEBT FACILITIES

		March 31, 2023	December 31, 2022
		$	$
Unsecured debentures - 2021	(a)	6,894	6,587
		6,894	6,587

a)	On October 5, 2021, the Company issued C$10.3 million in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification of the original debt with the classification changing from current to long-term liabilities. As a result, a gain of $803 on modification of debt was recorded during the three months ended June 30, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. The warrants expire on the debt maturity date of October 4, 2023.

The unsecured debentures include 8% annual interest paid at maturity with $449 being recorded as borrowing costs on June 15, 2022, and an effective interest rate of 24%.

During the three months ended March 31, 2023, the Company incurred $452 in interest expense (March 31, 2022 - $449) on this loan, $915 is included in accounts payable and accrued liabilities as at March 31, 2023.

9

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

8.	CONVERTIBLE DEBT

On March 24, 2023, the Corporation announced that it had completed a private placement of unsecured convertible debentures for gross proceeds of C$4 million. The convertible debentures are issued in denominations of C$1 thousand, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures are due on the twelve-month anniversary and/or the maturity date of September 23, 2024.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date.

The unsecured convertible debentures represent financial instruments that include host debentures accounted for at amortized cost and conversion option and warrant option derivatives, which are separated from the convertible debentures and accounted for at fair value with changes in fair value recorded in the statement of loss. The conversion option and warrant option derivative fair values are combined in the conversion derivative column in the table below.

	Convertible debentures	Conversion derivative	Total
	$	$	$
As at January 1, 2023	—	—	—
Convertible debt principal	2,208	747	2,955
Transactions costs	(159)	—	(159)
As at March 24, 2023	2,049	747	2,796
Change in fair value	—	(92)	(92)
Interest accretion	4	—	4
As at March 31, 2023	2,053	655	2,708

 The fair value of the derivatives was estimated using the Black-Scholes model with the following assumptions as at March 31, 2023:

	Conversion derivative	Warrant derivative

Risk-free interest rate	4.38%	3.77%
Expected life of options	1.5 years	3 years
Annual dividend rate	0%	0%
Annualized volatility	68%	94%
Forfeiture rate	0%	0%

For the three months ended March 31, 2023, the change in fair value resulted in a gain of $92 recognized in the statement of loss. The Company incurred $9 in interest expense on the convertible debentures, $5 is included in accounts payable and accrued liabilities as at March 31, 2023.

10

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	SHARE CAPITAL

9.1            Authorized: Unlimited number of common shares without par value

9.2            Issued and Outstanding Common Shares:

The details for the common share issuances during the three months ended March 31, 2023 are as follows:

a.	During the three months ended March 31, 2023, the Company issued 925,667 shares at prices ranging from $0.87 to $1.01, the Company incurred share issuance costs of $43 for net proceeds of $824 through its At-the-Market equity program.

The details for the common share issuances during the three months ended March 31, 2022 were as follows:

b.	During the three months ended March 31, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued on settlement of a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,167 in relation to this private placement.

During the three months ended March 31, 2022, the Company also issued 302,555 shares at prices ranging from $2.96 to $3.65 for gross proceeds of $988 through its At-the-Market equity program.

c.	During the three months ended March 31, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

9.3   Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to a total of 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

During the three months ended March 31, 2022, the Company granted 40,000 stock options to executives and directors to purchase common shares of the Company with an exercise price of C$2.98 per common share and expiring in five years. These stock options vest over three years.

During the three months ended March 31, 2023, the Company recognized $58 (March 31, 2022 - $76) on the grant and vesting of options to directors, consultants and employees.

11

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at March 31, 2023:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

April 4, 2018	83,333	83,333	5.25	0.01	April 4, 2023
April 26, 2018	83,333	83,333	4.35	0.07	April 26, 2023
May 29, 2018	83,333	83,333	4.35	0.16	May 29, 2023
January 17, 2019	166,666	166,666	2.40	0.80	January 17, 2024
November 15, 2019	233,333	233,333	1.50	1.63	November 15, 2024
November 28, 2019	16,666	16,666	1.56	1.67	November 28, 2024
May 4, 2020	24,999	24,999	1.20	2.09	May 4, 2025
November 23, 2020	66,664	66,664	6.15	2.65	November 23, 2025
January 12, 2021	333,333	333,333	6.51	2.79	January 11, 2026
February 1, 2021	41,666	41,666	9.36	2.84	January 31, 2026
April 27, 2021	60,000	30,000	7.24	3.07	April 26, 2026
March 31, 2022	40,000	13,333	2.98	4.00	March 30, 2027
September 22, 2022	250,000	—	1.50	2.48	September 21, 2025
November 25, 2022	97,500	—	1.30	4.65	November 24, 2027

Total	1,580,826	1,176,659

Subsequent to the three months ended March 31, 2023, 166,000 stock options expired.

9.4 Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2021	170,791
Issued	452,910
Outstanding, December 31, 2022	623,701
Issued	180,378
Outstanding, March 31, 2023	804,079

During the three months ended March 31, 2023, the Company issued 180,378 DSUs (March 31, 2022 – 59,375) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the three months ended March 31, 2022, the Company recorded $140 (March 31, 2022 - $142) as stock-based compensation for the fair value of the DSUs issued.

12

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management consists of personnel having the authority and responsibility for planning, directing and controlling the activities of the Company, which are the directors and executive officers of the Company.

Compensation to key management:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Salaries and benefits	246	347
Stock-based compensation	183	285
	429	632

During the three months ended March 31, 2023 the Company paid $58 in lease payments to a company owned by a director. $63 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the three months ended March 31, 2022 the Company paid $46 in lease payments to a company owned by a director. $47 was recognized as depreciation and interest expense on the right of use asset and lease liability.

Balances with key management and other related parties are:

As at March 31, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $2 (March 31, 2022 - $nil).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

11.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, convertible debt, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as level 2 within the hierarchy. The conversion features and warrants attached to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	March 31, 2023	December 31, 2022
	$	$
Assets:
Measured at amortized cost (i)	5,337	4,277
Liabilities:
Amortized cost (ii)	14,854	14,108
Fair value through P&L (iii)	2,708	—

(i)   Cash, restricted cash and trade and other receivables

(ii)  Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii) Convertible debt derivatives (only financial instrument carried at fair value)

13

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2023 and March 31, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

11.	FINANCIAL INSTRUMENTS (Continued)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The carrying value amount of the Company’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature and market conditions. The Company valued the derivatives associated with the convertible debt (iii) as a level 2 instrument. The Company used the Black-Scholes model to determine the fair value of the conversion features attributed to the convertible debt (Note 8).

12.	SEGMENT INFORMATION

The Company’s revenue is summarized as follows by category and geographic area:

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	—	987	987	1,702	—	1,702
Truck Sales	480	—	480	—	—	—
Vehicle Sales	480	987	1,467	1,702	—	1,702

Spare part sales	972	210	1,182	1,280	158	1,438
Operating lease revenue	—	—	—	—	43	43
Other revenue	972	210	1,182	1,280	201	1,481

Total Revenue	1,452	1,197	2,649	2,982	201	3,183

During the three months ended March 31, 2023, the Company had sales of $987, $484, and $321 to three end customers, representing 37%, 18% and 12% of total sales, respectively. During the three months March 31, 2022, the Company had sales of $1,581 and $435 to two customers, representing 50% and 14% of total sales, respectively.

13.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to equipment for its new manufacturing facility. Future payments as at March 31, 2023 are $13,615. The Company has an outstanding letter of credit of $1,375 with a vendor related to components for production expected to be delivered in 2023. The $1,375 letter of credit has expired subsequent to March 31, 2023.

14.	SUBSEQUENT EVENT

On May 3, 2023, the Company announced it had secured a financing with Export Development Canada (EDC) for proceeds of $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 at its facility in Ferndale, Washington. The debt bears interest at a rate of prime plus a per annum margin between 3.75% and 5% depending on the Company’s full year EBITDA.

14